Exhibit (e)(16)

Confidential

Employment Agreement

dated as of May 11, 2023

by and between

VectivBio AG	(hereinafter the Company)
Aeschenvorstadt 36, 4051 Basel, Switzerland

and

Alain Bernard	(hereinafter the Manager)
[***]

(Company and Manager hereinafter individually or collectively also referred to as Party or Parties, respectively)

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Table of Contents

1.	Job Title and Duties	4

2.	Place of Work	4

3.	Term	4

4.	Work Quota; Duty of Care and Additional Activities	5

5.	Base Salary	5

6.	Tax Advice Reimbursement	5

7.	Incentive Bonus	6

8.	Business Expenses	6

9.	Pension Fund	6

10.	Shareholder Approval	6

11.	Accident and Illness	6

12.	Vacation	7

13.	Termination	7

14.	Garden Leave	7

15.	Return of Property	8

16.	Proprietary Rights; Inventions and other Work Results	8

17.	Confidentiality	9

18.	Non-Compete and Non-Solicitation	9

19.	Data Protection	10

20.	Entire Agreement	10

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21.	Amendments / Waivers	11

22.	Severability	11

23.	Foreign Employee	11

24.	Conflicts with Swiss Mandatory Law	11

25.	Governing Law and Jurisdiction	11

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1.	Job Title and Duties

The Manager is hereby employed by the Company and is directly subordinated and shall report to the Chief Operating Officer (COO) of the Company and of the VectivBio Group (the Group). The Manager will be expected to assume the position of Chief Technology Officer and perform all duties commonly associated with such position. The Manager’s duties and responsibilities shall be those periodically assigned to the Manager and those set forth below as well as those set forth in the organizational regulations of the board of directors of VectivBio Holding, a corporation with its registered office in Basel (VectivBio Holding), (the Board) and the board of directors of the Company as periodically amended and the directives, policies and regulations periodically issued by the Company or VectivBio Holding.

Subject to the direction and supervision of the Company, specific responsibilities of the Manager will include, but shall not be limited to, the management of:

•	Pharmaceutical development of commercially viable dosage forms of peptide and protein biologics

•	CMC regulatory strategy (comparability between manufacturing facilities and process characterization/validation)

•	Quality compliance across the CMC supply chain

•	Negotiating supply and commercial agreements

•	Establishing and managing budgets and timelines associated with development and manufacturing of clinical trial materials

The Manager is prepared to take on further and/or other appropriate responsibilities and duties as agreed with the COO from time to time.

2.	Place of Work

The place of work of the Manager will primarily be at the premises of the Company currently located in Basel. The Manager is aware of and accepts that he will be required to travel frequently.

3.	Term

The Manager’s first day of work was July 31, 2019 (the Effective Date).

The term of employment shall be for an unlimited period. The employment ends as result of termination by either Party in accordance with the terms of this Employment Agreement or applicable law.

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4.	Work Quota; Duty of Care and Additional Activities

The work quota of the Manager shall be 100% of his business time and the Manager engages to devote his entire working time, attention, interest, abilities and energies to the performance of his duties and obligations under this Employment Agreement. The minimum working time is 40 hours per week.

During the term of this Employment Agreement and without the explicit approval by the Company, the Manager is not allowed to carry out any paid or unpaid work (neither full time nor part time) for another employer or principal. In any case, the Manager shall not engage in any activities which might lead to a conflict of interest in accordance with Clause 18

The Manager agrees to perform the work assigned to him carefully and efficiently and to loyally safeguard the Company’s and the Group’s legitimate interests as well as to comply with all relevant general directives and instructions of the Company and the Group.

The Manager is required to conduct in an honest, lawful and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and business relationships, and adhere to a high standard of business ethics.

5.	Base Salary

The Manager’s annual salary will be CHF 335,000 gross for a 100% work quota per annum (the Base Salary). The Manager will be paid monthly on the Company’s regular paydays. The Base Salary will be reviewed periodically by the CEO and the Board, whereby the Manager is not entitled to a salary increase.

In consideration of the position of the Manager, the Base Salary will cover any over-hours (Überstunden) and no additional compensation, neither by time off nor by additional salary payment, shall be due for any such over-hours. If the Manager is subject to the Swiss Labor Law Act, the Company has the right to require that overtime work (Überzeit) be compensated by leisure time of the same duration. The Manager hereby expressly declares to accept such request, including during the notice period.

The following deductions (i.e., the Manager’s share respective portion) shall be made from the gross monthly Base Salary payments: social security contributions, non-work related accident insurance, compulsory unemployment insurance, source tax (if applicable) and any other legally required deductions (collectively, the Deductions).

6.	Tax Advice Reimbursement

The Manager shall be eligible to a tax advice reimbursement payment to cover the Manager’s expenses in connection with the preparation and filing of the Manager’s tax return (if applicable) in the amount of the actual cost incurred and as documented, but in no event higher than CHF 5,000 per annum, which shall be paid annually (the Tax Advice Reimbursement).

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The gross Tax Reimbursement payments are subject to Deductions.

7.	Incentive Bonus

The Manager is eligible for an annual incentive bonus, which shall be targeted at 35% of the Base Salary (the Annual Incentive Bonus). The bonus payment shall be based on the achievement of pre-determined annual corporate and / or individual performance goals, as determined by the Company. Annual Incentive Bonuses are not earned until the respective goals have been fully achieved and are paid generally during the first calendar quarter of the subsequent year. Annual Incentive Bonuses are subject to Deductions.

8.	Business Expenses

The Company will reimburse the Manager for authorized business expenses necessarily and reasonably incurred by the Manager on behalf of the Company and in the ordinary course of the performance of his duties, which are documented in accordance with the applicable Company and / or Group expense reimbursement policies and procedures in effect from time to time. For the avoidance of doubt, the travel expenses such as hotel, transportation, air, train and / or car to facilitate the Manager’s commute to the Company offices will be considered business expenses.

9.	Pension Fund

The details of the pension fund insurance are described in the applicable regulations of the Company’s pension fund institution, a copy of which has been handed out to the Manager separately.

10.	Shareholder Approval

Any compensation (including allowances and fringe benefits) to be paid under this Employment Agreement is, to the extent required by applicable Swiss law and the articles of association of VectivBio Holding, subject to approval by the general meeting of shareholders of VectivBio Holding (General Meeting).

The Manager agrees that in case the General Meeting does not approve the aggregate compensation of the Executive Committee of the Group (or a relevant portion thereof) and the Company pays out an interim compensation, any such compensation is paid or granted on a conditional basis only and will, upon first request by the Company, be deemed forfeited or have to be paid back if the General Meeting later only approves an amount that is lower than what has been paid out already on an ad interim basis.

11.	Accident and Illness

The Manager is insured against occupational and non-occupational accidents and against occupational diseases in accordance with the statutory provisions. In case of temporary or permanent inability to work due to an accident, the Base Salary will be covered by any compulsory and additional accident insurance (UVG) the Company has in place. The coverage will be subject to any applicable laws, rules and regulations related to the policy at any time. The costs of work related accident insurance are borne by the Company; those for non-work related accident insurance are shared equally between the Company and the Manager.

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The Company may (but is not obliged to) establish a long-term disability plan (Krankentaggeldversicherung), which guarantees reimbursement of at least 80% of the Manager’s salary after a respective waiting period for a maximum of 720 days. Should the insurance, for what reason whatsoever, not pay such insurance benefits, article 324a of the CO shall apply. In any case, the insurance cover ends at the end of employment. The premiums for the long-term disability plan shall be borne equally by the Company and the Manager.

The terms and conditions of all insurances are described in the respective policies, a copy of which has been handed out to the Manager separately.

If the Manager is unable to attend work due to sickness or accident or any other reason, the Manager must immediately notify the Company indicating the reason for being absent at that time and the likely duration of the absence. The Manager must keep the Company informed as to the continuation and likely duration of the absence. If the Manager is unable to work due to illness or an accident, which exceeds three working days, a medical certificate from the Manager’s doctor must be provided to the Company. In any event, the Company has the right to have the Manager examined by a doctor of its choice and shall bear such expense.

12.	Vacation

The Manager is being granted four weeks of vacation per calendar year. Timing of vacation days is to be agreed upon ahead of time between the Manager and the Company, in order to guarantee the smooth running of the Company’s operations.

13.	Termination

The employment may be terminated by either Party upon six months’ written notice with effect as per the end of any calendar month.

Termination may be given by either Party at any time for cause.

14.	Garden Leave

The Company shall be entitled to release the Manager from his duty to work (the Garden Leave) at any time. During the period of garden leave (the Garden Leave Period), the Manager undertakes not to pursue any employment or other assignment without obtaining prior written consent from the Company. If such written consent is given and the Manager takes up new employment during the Garden Leave Period, the resulting income shall be deducted from his compensation due under this Employment Agreement.

If the Company has granted the Manager Garden Leave:

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(a)

the Manager shall no longer be required to attend his workplace and / or otherwise perform his contractual duties pursuant to Clause 1 (Job Title and Duties) of this Employment Agreement, it being understood that all remaining duties, including under Clause 16 (Proprietary Rights) and Clause 17 (Confidentiality), shall continue to be in full force and effect; and

(b)	the Annual Incentive Bonus shall be paid pro rata temporis and be calculated as follows:

(i)

the portion of the Manager’s Annual Incentive Bonus that is based on individual goals (if any) shall be calculated assuming the Manager’s achievement of the individual goals at target level (i.e., 100%); and

(ii)	the portion of the Manager’s Annual Incentive Bonus that is based on corporate (i.e., non-individual) goals (if any) shall be calculated based on actual achievement of the corporate goals.

15.	Return of Property

Upon termination of the employment, and in no case later than at the date on which the employment is terminated, the Manager shall – without any request from the Company – return to the Company all work products related to the Company or any Group company and the like regardless of the form in which they exist (including computer files, source codes and documentation).

The Manager further acknowledges that it shall be strictly forbidden to make any records or copies of such work products, of products and documents pertaining to the Company or any Group company, of contracts and correspondence for his private use or purposes unrelated to the performance of this Employment Agreement.

16.	Proprietary Rights; Inventions and other Work Results

The Manager shall comply with the Company’s standard Proprietary Information and Inventions Agreement attached hereto as Annex A, which prohibits unauthorized use or disclosure of the Company’s or its Affiliates’ (as defined below) proprietary information as well as any inventions or other work results.

The Manager shall not use or disclose any confidential information, including trade secrets, of any former employer or other person to whom he has an obligation of confidentiality and shall use only that information which is generally known and used by persons with training and experience comparable to his own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company or its Affiliates. The Manager represents and warrants that he has the capacity to perform his obligations under this Employment Agreement, including but not limited to his professional duties as discussed between the Parties, within the limitations set forth under this Clause 16.

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17.	Confidentiality

For all the duration of the Employment Agreement and after its termination for whatsoever cause, the Manager will undertake to keep the utmost confidentiality towards any third party and not to make use in any manner, to his own benefit or to the benefit of third parties, and not to divulge or to allow the access of third parties to the information of any nature inherent to the Company, VectivBio Holding or any of its affiliates, subsidiaries or joint ventures currently existing or which shall be established during the Manager’s employment by the Company or any Group company (collectively Affiliates), such as scientific, business, commercial or financial information, and any other information of secret nature relating to the said companies with regard to all the information of scientific, business, commercial, technical and financial character related to the Company or any Affiliate the Manager may become aware of while carrying on his duties, recognizing that said information constitutes a business secret.

This confidentiality undertaking includes but is not limited to all information concerning the strategy, politics and any plans of the Company or any of the Affiliates, the names of the customers and of the suppliers, the investment and development plans and any other information relating to the activity of the Company or the Affiliates.

Corporate and technical documents, papers, hardware and software of any type, including all documents or information regarding plans, production processes, methods, technical and product bulletins, researches, correspondence, list of customers, sales reports, personal notes on acts or facts relating to the Manager’s activity under this Employment Agreement, shall be kept with the utmost care and confidentiality.

18.	Non-Compete and Non-Solicitation

The Manager agrees that, except as approved from time to time in accordance with Clause 4 above, during the term of this Employment Agreement and for a period of twelve (12) months thereafter, he shall refrain from engaging in any activity directly or indirectly (including through any companies or related persons) competing with the Company or its Affiliates, world-wide, in the field of short bowel syndrome (SBS). In particular, the Manager agrees that he will not:

•

be engaged (as an employee, officer, director, partner, consultant, agent, owner or in any other capacity) or economically interested in any capacity in any business which competes with the business of the Company or any of its Affiliates in respect of SBS (whereby a participation in a public company up to 5% of the voting capital shall be regarded as a permissible participation within the terms of this provision);

•

solicit or induce, or in any manner attempt to solicit or induce any director, officer, employee, consultant, independent contractor or agent of the Company or any of its Affiliates to leave his or her employment or service.

The Company retains the right to request the Manager to cease immediately any breach of these non-compete and non-solicitation covenants and may seek court orders, including interim orders, prohibiting such breaches.

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As a consideration for the Manager’s compliance with the post-contractual non-compete and non-solicitation covenants, the Company undertakes to pay to the Manager an amount of CHF 452,250.00 (the Non-Compete Compensation), payable in two equal installments on the first day of the post-contractual non-compete period and nine months thereafter. If the sum of (i) the Non-Compete Compensation and (ii) any income the Manager earns from any of his professional activities in respect of the eighteen-months period from the Termination Date exceeds CHF 816,151.00 (such excess amount, the Excess Amount), then the Company shall be entitled to deduct from the Non-Compete Compensation the Excess Amount or, if already paid, the Manager shall repay the Excess Amount to the Company. Upon request of the Company, and in any event at the end of each quarter during the post-contractual non-compete and non-solicitation period, the Manager shall inform the Company of any such income.

Should the Manager breach the post-contractual non-compete and non-solicitation covenants, the obligation of the Company to pay the Non-Compete Compensation shall lapse.

The Manager agrees that in addition to all other remedies that may otherwise be available to the Company in any specific case, he shall be required to pay liquidated damages in an amount equal to the Non-Compete Compensation for a violation of the undertakings set out in this Clause 18. Notwithstanding the payment of liquidated damages, the Manager shall be liable to the Company for any losses and damages incurred by the Company or any of its Affiliates in excess of its entitlement to the liquidated damages, and (ii) shall continue to be bound by the terms of the violated provision, for which the Company may continue to seek specific enforcement and / or injunctive relief as may be granted by any court of competent jurisdiction.

The post-contractual non-compete and non-solicitation covenants shall remain in effect irrespective of the reason for a termination by the Company or the Manager, as applicable, as long as the other Party agrees to the termination.

19.	Data Protection

The Company processes personal data pertaining to the Manager in accordance with all applicable data protection laws. The Manager acknowledges that the Company may transfer to its Affiliates or any other third party (including, but not limited to, service providers, courts and public authorities) in Switzerland and / or abroad the Manager’s data for processing purposes.

20.	Entire Agreement

This Employment Agreement, together with the Annexes, plans and agreements referred to herein forms the complete and exclusive statement of the terms of the Manager’s employment with the Company. The employment terms in this Employment Agreement supersede any other agreements or promises made to the Manager by anyone, whether oral or written.

This Employment Agreement supersedes and replaces the previous employment agreements dated as of June 14, 2019 and April 20, 2021 as well as the first amendment dated as of January 24, 2022 regarding the amendment of the employment agreement dated as of April 20, 2021, as amended, in its entirety, with effect as of January 1, 2023.

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21.	Amendments / Waivers

This Employment Agreement and its terms may not be waived, changed, discharged or terminated orally or by any course of dealing between the Parties. This Employment Agreement (including this Clause 20) shall only be modified or amended in a written instrument signed by both Parties.

The Company reserves the right to unilaterally change, modify or amend the organizational regulations, directives, policies and regulations referred to herein at any time.

22.	Severability

In case any one or more of the provisions contained in this Employment Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Employment Agreement, and this Employment Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If moreover, any one or more of the provisions contained in this Employment Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

23.	Foreign Employee

This Employment Agreement is concluded under the condition that all required permissions according to applicable foreigner and immigration law provisions are obtained by the Manager as at the Effective Date.

24.	Conflicts with Swiss Mandatory Law

In the event of any conflict between this Employment Agreement and applicable mandatory Swiss law, the Company shall have the right to unilaterally modify this Employment Agreement to the extent necessary to comply with Swiss law.

25.	Governing Law and Jurisdiction

This Employment Agreement, including its existence, validity, interpretation, performance, breach or termination, shall in all respects be governed by, and construed in accordance with, the substantive laws of Switzerland, without giving effect to its conflict of law provisions.

All disputes, claims or controversy arising under, out of or in connection with this Employment Agreement (or subsequent amendments thereof) shall be subject to the jurisdiction of the courts of the domicile or seat of the defendant, or the Manager’s ordinary place of work.

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VectivBio AG

Luca Santarelli
Chief Executive Officer

Manager

Alain Bernard
Chief Technology Officer